EX-99.77C

Upon notice duly given, a special meeting of Calvert Variable Series, Inc. ("CVS") Social Small Cap Growth Portfolio was held on September 27, 2007, to consider and act on an Agreement and Plan of Reorganization (the "Plan of Reorganization"), dated June 7, 2007, providing for the transfer of all of the assets of Calvert Social Small Cap Growth Portfolio to Calvert Social Mid Cap Growth Portfolio, also a series of CVS, in exchange for shares of equal value of Calvert Social Mid Cap Growth Portfolio. The Plan of Reorganization also provided for the distribution of those shares of Calvert Social Mid Cap Growth Portfolio to shareholders of the Calvert Social Small Cap Growth Portfolio, in liquidation and subsequent termination of Calvert Social Small Cap Growth Portfolio. The voting results were as follows:

For:	579,397.238 shares (92.891% of voted shares)
Against:	16,775.792 shares (2.690% of voted shares)
Abstain:	27,565.252 shares ( 4.419% of voted shares)

Upon notice duly given, a special meeting of Calvert Variable Series, Inc. Ameritas Income & Growth Portfolio was held on September 10, 2007, for the purpose of approving a new Investment Sub-Advisory Agreement with Summit Investment Partners, Inc. The voting results were as follows:

For:	9,043,653.517 shares (93.365% of voted shares)
Against:	177,036.394 shares (1.828% of voted shares)
Abstain:	465,662.395 shares (4.807% of voted shares)